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                                        Filed by Commonwealth Energy Corporation
                                        pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed filed
                                        pursuant to Rule 14a-12 of the
                                        Securities Exchange Act of 1934. Subject
                                        Company: Commonwealth Energy Corporation
                                        Commission File No. 000-33069
                                        ----------------------------------------


FOR IMMEDIATE RELEASE


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             COMMONWEALTH ENERGY AND SKIPPING STONE ANNOUNCE MERGER

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TUSTIN, CA. -- April 6, 2004 - Commonwealth Energy Corporation, a diversified energy services company, today announced that it has merged with Skipping Stone, Inc. Skipping Stone is now a wholly owned subsidiary of Commonwealth Energy and will continue to operate as an independent entity.


"The acquisition of Skipping Stone is a key step in our diversification strategy. Our goal is to offer a diverse set of products and services to the energy community for the benefit of our customers and our shareholders. Skipping Stone's years of experience in working on a wide variety of energy projects for more than 200 energy companies will significantly expand our customer offerings. This transaction validates the implementation of our strategic plan and is the first step in differentiating Commonwealth from our competition," said Ian Carter, Chairman and Chief Executive Officer for Commonwealth Energy.


As a part of the transaction, Peter Weigand, founder of Skipping Stone, has been named President of Commonwealth Energy and Commerce Energy Group, Inc. Mr. Weigand will also remain the President of Skipping Stone. Mr. Weigand assures that, "Skipping Stone clients will see no change in the daily operation of the company. Clients will continue to receive the full range of services on which they have come to rely over the past eight years. Additionally, the existing Commonwealth Energy outsourced services offerings will enable customers to expand the relationship into new areas."


Commonwealth Energy's Board of Directors previously announced its plan to reorganize the Company into a holding company structure on November 20, 2003. The reorganization, under the name "Commerce Energy Group, Incorporated", must be approved by Commonwealth Energy's shareholders. Commerce Energy Group filed a Registration on Form S-4 with the Securities and Exchange Commission, which has not yet been declared effective. If the Registration Statement is declared effective, notices of the special meeting and a joint proxy statement/prospectus describing the reorganization proposal will be promptly delivered to Commonwealth Energy's shareholders. If the reorganization is approved, Commonwealth Energy will transfer Skipping Stone to Commerce Energy Group prior to the consummation of the reorganization and Skipping Stone will become a subsidiary of Commerce Energy Group, Inc.


ABOUT COMMONWEALTH ENERGY CORP.

Headquartered in Tustin, CA, Commonwealth Energy is a holding company with subsidiaries engaged in retail electricity under the brand name "electricAmerica", back-office outsourced services, and energy efficiency products and services. Commonwealth Energy is licensed by the Federal Energy Regulatory Commission as a power marketer and is a recognized leader in the deregulated energy marketplace. More information on the company is available at www.CommonwealthEnergy.com

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ABOUT SKIPPING STONE, INC.

Skipping Stone, Inc., is an energy consulting and technology firm founded by innovative business leaders from within the energy industry. Skipping Stone's proven professionals serve the energy marketplace with a broad mix of products and services that assist companies from initial business planning through full implementation to success. More information on the company is available at www.SkippingStone.com.


For more information, contact:



Roy Reeves                           Verna Ray
Vice President of Marketing          Principal, Communications
Commonwealth Energy Corp.            Skipping Stone, Inc.
15901 Red Hill Avenue, Suite 100     15311 West Vantage Parkway
Tustin, CA 92780                     Suite 350
Tel: 1-800-ELECTRIC(R)               Houston, TX 77032
E-mail: rreeves@electric.com         281-902-5127
                                     vray@skippingstone.com



ADDITIONAL INFORMATION AND WHERE TO FIND IT: Commerce Energy Group, Inc. has filed a registration statement on Form S-4 in connection with the proposed reorganization transaction and Commonwealth Energy and Commerce Energy expect to mail a joint proxy statement/prospectus to the shareholders of Commonwealth Energy containing information about the proposed transaction. Investors and security holders are advised to read the joint proxy statement/prospectus regarding the potential transaction referred to above when it becomes available, because it will contain important information. The registration statement has been filed with the Securities and Exchange Commission by Commerce Energy, and the joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus (when available) at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus may also be obtained free of charge from Commonwealth Energy at 1-800-ELECTRIC or rreeves@electric.com. Commonwealth Energy and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from shareholders in connection with the proposed transaction. Information about the directors and executive officers of Commonwealth Energy and their ownership of Commonwealth Energy stock and information about other persons who may also be deemed to be participants in Commonwealth Energy's solicitation will be included in, or incorporated by reference in, the proxy statement/prospectus (when available). In addition to the proxy statement/prospectus, Commonwealth Energy files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are also available at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

FORWARD-LOOKING STATEMENTS: Certain statements contained within this press release including, without limitation, statements containing the words "believe," "anticipate," "expect," "estimate," "await," "continue," "intend," "plan" and similar expressions are forward-looking statements that involve risks and uncertainties. These forward-looking statements, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed in, or implied by, such forward-looking statements. The risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements include, but are not limited to, the volatility of the energy market, competition, operating hazards, uninsured risks,

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changes in energy-related state legislation, failure of performance by suppliers and transmitters, changes in general economic conditions, increased or unexpected competition, costs related to the proposed reorganization, failure to obtain required shareholder or regulatory approvals, failure to obtain approval to list the common stock of the new holding company on the AMEX or the merger not closing for any other reason, and other matters disclosed in Commonwealth Energy's filings with the Securities and Exchange Commission. Further, Commonwealth Energy undertakes no obligation to release publicly any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.